EXHIBIT (a)(1)(ix)

Date: May 20, 2005

To: MMC Optionholders Eligible for Stock Option Exchange

From: Michael Cherkasky

I am pleased to inform you that MMC shareholders have approved the proposal to permit employees to exchange certain underwater options for a lesser number of new options. While the decision to participate in the option exchange program is a personal one that should only be made after careful consideration, review of the tender offer materials and consultation with your personal financial advisor, I am delighted that shareholders and the board of directors have offered you this choice.

Information about the option exchange program is being provided to you and additional information is available at the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada. Any questions on this matter should be directed to MMC Global Compensation at 212-345-3500 or MMC.Stock.Option.Group@mmc.com.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain, free of charge, a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.